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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-53084

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING   __01/01/24__   AND ENDING   __12/31/24__

          (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MALLORY CAPITAL GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

62 Deepwood Road, Suite 204

                (No. and Street)

Darien	CT	06820-3203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

A. Conrad Weymann, III	203-655-1571	conrad@mallorycapital.com
	(Area Code - Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

LMHS, P.C. – Certified Public Accountants and Advisors

           (Name - if individual, state last, first, middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Conrad Weymann, III, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of Mallory Capital Group, LLC (Company), as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case be, has any proprietary interest in any account classified solely as that of a customer.



_____
A. Conrad Weymann, III,
Managing Partner

_____
Notary Public

This filing** contains (check all applicable boxes):

This filing** contains (check all applicable boxes):

X (a) Statement of financial condition.

X (b) Notes to statement of financial condition.

X (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

X (d) Statement of cash flows.

X (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). ☐

☐ Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Mallory Capital Group, LLC
Financial Statements
December 31, 2024

Contents   **Page**
As of and for the Year Ended December 31, 2024

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   2

Statement of Operations   3

Statement of Changes in Member's Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6-10

Schedule I - Computation of Net Capital Requirements   11

Schedule II and III - Computation for Determination of the Reserve   12
Requirements and Information Relating to Possession or Control
Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

Schedule IV - Report on Applying Agreed-Upon Procedures Related to an
Entity's SIPC Assessment Reconciliation   13

Independent Registered Public Accounting Firm's Report on   14
Management's Assertions Regarding Exemption Claimed From
Rule 15c3-3

Assertions Regarding Exemption Provisions   15


LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Mallory Capital Group, LLC
Darien, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mallory Capital Group, LLC, as of December 31, 2024, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mallory Capital Group, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mallory Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing in Pages 11 to 13 has been subjected to audit procedures performed in conjunction with the audit of Mallory Capital Group, LLC's financial statements. The supplemental information is the responsibility of Mallory Capital Group, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as Mallory Capital Group, LLC's auditor since 2020.
Norwell, Massachusetts
March 24, 2025


Members of
AICPA®

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of

mgi worldwide


MALLORY CAPITAL GROUP. LLC

Statement of Financial Condition

December 31, 2024



Assets


Cash	$	30,324
Total assets		30,324


Liabilities and Member's Equity


Liabilities

Accounts Payable and Accrued Expenses	$	8,284
Total liabilities		8,284

Member's equity

Member's equity		22,040
Total Member's Equity		22,040
Total Liabilities And Member's Equity	$	30,324

The accompanying notes are an integral part of these financial statements.


MALLORY CAPITAL GROUP. LLC
Statement of Operations
For The Year Ended December 31, 2024


Revenues		-
Total Revenues	$	-
Expenses		
Dues and Subscription		21,201
Professional Fees		60,059
Regulatory Fees		3,802
Other Expenses		8,169
Total Expenses		93,231
Net (loss)	$	(93,231)


The accompanying notes are an integral part of these financial statements.

3


MALLORY CAPITAL GROUP. LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

		Total Member's Equity
Balance at January 1, 2024	$	9,271
Capital Contributions		106,000
Net (loss)		(93,231)
Balance at December 31, 2024	$	22,040

The accompanying notes are an integral part of these financial statements. firm.

MALLORY CAPITAL GROUP. LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net Loss	$	(93,231)
Adjustments to reconcile net loss to net cash provided by		
Changes in operating assests and liabilities:		
Accounts payable and accrued expenses		4,344
Cash used in operating activities		(88,887)
Cash flows from Financing Activities		
Capital Contribution		106,000
Net Cash Provided by Financing Activities		106,000
Net Increase in Cash		17,113
Cash at beginning of year		13,211
Cash at end of year	$	30,324
Supplemental Disclosures of Cash Flow information		
Cash paid during the year for		
Income Taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mallory Capital Group, LLC (the "Company") was organized in the State of Connecticut on December 27, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including agency transactions with a focus primarily on private placement with institutional and private investors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i) and Footnote 74, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Financial advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts. Success fees are recognized upon the execution of the transactions relating to those fees.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses are also recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed, and the income is reasonably determined.   Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the statement of financial condition date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 6)

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed on to the member. Therefore, no provision or liability for Federal Income Taxes are included in these financial statements.

NOTE 3: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 4: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2024 or during the year then ended.

NOTE 5: CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2024, various Accounting Standard Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU No.2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their statement of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2024. Management has reviewed and determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning December 15, 2018, and interim periods therein, using the modified retrospective method.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

NOTE 8: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company did not have revenues in 2024. All significant expenses for the year ended December 31, 2024, are disclosed on the Statement of Operations.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $22,040 which was $17,040 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $8,284 to net capital was .38 to 1.

MALLORY CAPITAL GROUP, LLC
Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2024

Total ownership equity qualified for net capital	$	22,040
Deductions and/or charges		-
Haircuts on securities		-
Total haircuts and/or charges		-
Net capital	$	22,040
Aggregate indebtedness		
Accounts payable and accrued expenses	$	8,284
Total aggregate indebtedness	$	8,284
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	17,040
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	16,040
Ratio of aggregate indebtedness to net capital		0.38 to 1

The above computation does not differ materially from the computation of net capital under
Rule 15c3-1 as of December 31, 2024 as reported by Mallory Capital Group, LLC
on Form X-17A-5 Part IIA.

See notes to the financial statements and report of independent registered public accounting firm.

Mallory Capital Group,
LLC

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2024

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) and Footnote 74 in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

**Mallory Capital Group,
LLC**

**Schedule IV - Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation**

As of December 31, 2024

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum
assessment as for in Section 4(d)(1)(c)of The Securities Investor Protection Act of
1970, as amended.

MALLORY CAPITAL GROUP, LLC

62 DEEPWOOD ROAD
SUITE 204
DARIEN, CT 06820

– MEMBER FINRA & SIPC –

TELEPHONE: 203-655-1571
FAX: 203-794-7049
E-MAIL: conrad@mallorycapital.com

March 24, 2025

LMHS, P.C.
80 Washington Street, Building S,
Norwell, Massachusetts 02061

We are providing this letter in connection with your review of Mallory Capital Group, LLC's assertions, included in the accompanying *Exemption Report Pursuant to SEC Rule 17a-5(d)(2)* (Exemption Report), in which Mallory Capital Group, LLC makes an assertion that it files this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and Mallory Capital Group, LLC stated that Mallory Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception, for the purpose of expressing an opinion about whether, based on the results of your review procedures, you are aware of any material modifications that should be made to the Mallory Capital Group, LLC's assertions for the Exemption Report to be fairly stated, in all material respects. Mallory Capital Group, LLC's management is responsible for compliance with the exemption provisions and its assertions.

We confirm, to the best of our knowledge and belief, as of March 24, 2025, the following representations made to you during your review.

1. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the fiscal year and that the following assertions are the responsibility of management:
   a. Mallory Capital Group, LLC did not carry customer accounts of any kind,
   b. Mallory Capital Group, LLC did not receive customer funds or securities,
   c. Mallory Capital Group, LLC has not held funds or securities for or owe money or securities to customers;
2. The assertions included in our exemption report are the responsibility of management;
3. We have made available to you all records and other information relevant to our assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report; and
4. There are no known events or other factors that have arisen subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

A/ Conrad Weymann, Managing Partner



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Mallory Capital Group, LLC
Darien, Connecticut

We have reviewed management's statements, included in the accompanying Mallory Capital Group, LLC's Exemption Report, in which (1) Mallory Capital Group, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mallory Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) Mallory Capital Group, LLC identified that the non-covered Mallory Capital Group, LLC's activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in Footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the Footnote 74 requirements. Mallory Capital Group, LLC stated that Mallory Capital Group, LLC met the identified exemption provision throughout the most recent year, without exception. Mallory Capital Group, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Mallory Capital Group, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.
LMHS, P.C.

We have served as Mallory Capital Group, LLC's auditor since 2020.

Norwell, Massachusetts

March 24, 2025


Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of

mgi worldwide